

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2021

Eric Easom
Chief Executive Officer
AN2 Therapeutics, Inc.
1800 El Camino Real, Suite D
Menlo Park, CA 94027

> **Re: AN2 Therapeutics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 19, 2021**
> **CIK No. 0001880438**

Dear Mr. Easom:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 19, 2021

Prospectus Summary
Our Solution: Epetraborole, page 3

1. We note your response and revisions related to prior comment 1. Please also balance your disclosure in this section with discussion of three clinical trials that were terminated as a result of clinical resistance, as referenced on pages 106-107. Please also briefly explain clinical resistance in the summary.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Significant Judgments and Use of Estimates
Stock-Based Compensation
Common Stock Valuations, page 85

2. Please refer to prior comment 13. Your revised disclosure addresses the specific methodology and key assumptions used to determine the fair value of your common stock. Please revise to explain how you determined the enterprise value, which as you state on page 85, is allocated across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. Please also disclose the nature of the assumptions used in determining the enterprise value.

Business
Prior Clinical Experience with Epetraborole, page 106

3. We note that you added disclosure stating the observations of clinical resistance were similar to those for rifampicin. It is inappropriate to imply that you are likely to achieve similar results. Please revise your disclosure accordingly.

Adjuvant Global Health Agreement, page 115

4. We note your response to prior comment 17. You state on page 115 that given "substantially all NTM development activities, including toxicology studies, clinical trials and manufacturing, overlap with tuberculosis and melioidosis development activities, we believe the risk of repayment related to any future potential investment is low." Please revise this statement in light of the fact that regulatory strategies, product registration, and seeking funding from governmental grants and other granting sources may not overlap with NTM activities.

License Agreement with Anacor Pharmaceuticals, Inc. , page 116

5. We note your response to prior comment 18. Please clarify, if true, that you sublicense to Brii Biosciences Limited intellectual property licensed from Anacor Pharmaceuticals. Ensure that your revisions clarify the circumstances under which a breach of your agreement by Brii Biosciences could result in a breach of your agreement with Anacor Pharmaceuticals.

Eric Easom
AN2 Therapeutics, Inc.
December 3, 2021
Page 3

You may contact Franklin Wyman at 202-551-3660 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at 202-551-6477 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Josh Seidenfeld, Esq.